W2 ENERGY, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1, Canada

April 15, 2008

United States Securities and Exchange Commission
Attn: Era Anagnosti, Division of Corporate Finance
100 F Street N.E., Stop 4561
Washington, D.C. 20549

RE:           Amendment No. 4 to Registration Statement on Form 10-12G/A
Filed on April 1, 2008
           File No. 000-52277

Dear Ms. Hardy, et al:

We have reviewed the comments from your letter dated April 11, 2008 and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

General

1.
We note your response to comment 3 in our letter dated March 27, 2008, and your form 12b-25 filed March 28, 2008, which indicated your auditors have not completed their review of the financial statements for the period ended December 31, 2007.  Please tell us why your auditors have not been able to complete their audit.

COMPANY RESPONSE:  The Company’s auditors completed their audit of our December 31, 2007 financial statements on April 14, 2008.  The Registration Statement on Form 10-12G/A has been updated so as to incorporate audited financial information through December 31, 2007.

Financial Information, page 8
Liquidity and Capital Resources, page 9

2.
We note your revised disclosure in response to comment 7 of our March 27, 2008 letter.  Please revise the disclosure to indicate whether started making monthly payments of the principal and interest under the note last year in November or that you will begin making payments in November 2008.  We note that the current disclosure states that you will begin making monthly payments in November 2007.  Please disclose the total amount outstanding under this note.

COMPANY RESPONSE:  The Company has revised the disclosure pertaining to the referenced note so as to more clearly state the Company’s history of payments on the note and the outstanding balance on the note, pursuant to the Commission’s request.

Executive Compensation, page 12
Employment Agreements with Executive Officers, page 13

3.
We note your revised disclosure in response to comment 8 of our March 27, 2008 letter.  Since the first quarter of 2008 is over, revise your disclosure to prove up-to-date information on the status of the employment agreements.  To the extent that the Company has entered into new employment agreements with Messrs. McLaren and Maruszczak, please file the new agreements as exhibits.

COMPANY RESPONSE:  The Company has revised its disclosure so as to provide up-do-date information with respect to the employment agreements, pursuant to the Commission’s request.  However, as no new employment agreements have been consummated, there are no new agreements to be filed as exhibits.

Certain Relationships and Related Transactions, page 14

4.	Please clarify that the 52,478,333 shares held by Mr. McLaren are shares of Series A Preferred Stock and not common stock.

COMPANY RESPONSE:   The Company has revised its disclosure so as to clarify the 52,478.333 shares held by Mr. McLaren are shares of Series A Preferred Stock, and not common stock, pursuant to the Commission’s request.

Description of Registrant’s Securities to be Registered, page 17

5.
Since it appears that Mr. McLaren holds shares of Series A Preferred Stock, please revise your disclosure to reflect the correct number of shares of the Company’s common stock and preferred stock that are currently outstanding.  Further, please expand your discussion regarding the rights and privileges of Series A Preferred Stock in accordance with Item 202 of Regulation S-K.   Your disclosure seems to address only the voting rights of the preferred stock.

COMPANY RESPONSE:  The Company has revised and expanded its disclosure so as to reflect the correct number of shares of common stock and preferred stock currently outstanding, and to discuss the rights and privileges of the Series A Preferred Stock in accordance with Item 202 of Regulation S-K, pursuant to the Commission’s request.

Financial Statements, page F-3

6.
We note your response to prior comment 12 which included a breakdown of the $15.9 million of total costs.  Your breakdown includes individually material items such as bad debts, impairments, and general and administrative costs.  Please revise to disclose these material costs separately on the face of your income statement in accordance with Rule 5-03(b)(3) – 5-03(b)(6) of Regulation S-X.

COMPANY RESPONSE:  The Company has revised its income statement so as to disclose all material costs separately, in accordance with Rule 5-03(b)(3) – 5-03(b)(6) of Regulation S-X, pursuant to the Commission’s request.

Exhibits, page 20

7.
Please revise footnotes 1 and 2 to state that the referenced exhibits have been previously filed with the Commission and remove the language about incorporation by reference since the exhibits are part of the same filing and are not being incorporated.

COMPANY RESPONSE:  The Company has drafted the December 31, 2007 footnotes so as to make no mention that the exhibits are not incorporated by reference, pursuant to the Commission’s request.